FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

HSBC HOLDINGS PLC

ISSUANCE OF SENIOR UNSECURED NOTES

On 27 March 2017, HSBC Holdings plc issued EUR1,500,000,000 Floating Rate Senior Unsecured Notes due 2022 under its Debt Issuance Programme (the 'New Notes').

Application has been made to list the New Notes on the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

Investor enquiries to:
Rebecca Self investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at 31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 27 March 2017